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13011145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 01 2013 Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Crest Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S.W. Fifth Avenue, 42nd Floor
(No. and Street)

Portland (City) OR (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Shank, CFO (503)248-0721 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Shank, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Crest Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition for

Pacific Crest Securities LLC

December 31, 2012

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public
Accounting Firm and Statement
of Financial Condition for

Pacific Crest Securities LLC

December 31, 2012

Filed pursuant to Rule 17a-5(e)(3) under the Securities
and Exchange Act of 1934 as a PUBLIC DOCUMENT

CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Pacific Crest Securities LLC

Report on Financial Statement
We have audited the accompanying statement of financial condition of Pacific Crest Securities LLC (the Company) (a wholly-owned subsidiary of Pacific Crest Securities Holdings Inc.) as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Pacific Crest Securities LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 27, 2013

PACIFIC CREST SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
(amounts in thousands)

ASSETS

Cash and cash equivalents	$	20,775
Deposit with clearing agent		100
Due from clearing agent		2,730
Notes receivable from employees		17
Receivable from related party		637
Prepaid expenses and other		643
Commissions receivable from customers		85
Receivables from noncustomers, net of allowance		1,974
Property and equipment, net		1,338
Deferred tax asset		19
Total assets	$	28,318

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	8,343
Total liabilities		8,343
COMMITMENTS AND CONTINGENCIES (Notes 5 and 8)		
MEMBER'S EQUITY		
Member's equity		11,068
Retained earnings		8,907
Total member's equity		19,975
Total liabilities and member's equity	$	28,318

See accompanying notes.

Note 1 – General Information and Significant Accounting Policies

Pacific Crest Securities LLC (the Company) is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily engaged in a single line of business as a full service investment bank, providing research, principal and agency transactions, underwriting, and other corporate finance services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking and securities brokerage services, all of which have an impact on the Company's financial condition.

Corporate reorganization – Effective February 1, 2008, the Company completed a corporate reorganization, pursuant to which, through a series of transactions, the Company (formerly an Oregon corporation) became a Delaware limited liability company and a wholly-owned subsidiary of newly formed Pacific Crest Securities Holdings Inc. (Holdings). The former stockholders of the Company became stockholders of Holdings. Following completion of the reorganization, Holdings issued preferred stock in the amount of $17,000,000 and entered into a debt financing agreement of $13,000,000. Contemporaneously with the consummation of the preferred stock and debt transaction, Holdings used a substantial portion of the proceeds to repurchase and redeem certain shares of Holdings' common stock. The preferred stock represents approximately 36% of the ownership of Holdings and existing common stockholders of the Company own approximately 64%.

The Company is a single member LLC, treated as a disregarded division of Holdings for federal, state, and local income tax purposes. The federal, state, and local income taxes related to the Company will be paid to the various tax authorities by Holdings. Since the Company funds the payment of these taxes from its operations, the Company has provided for income taxes on these stand alone financial statements.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – General Information and Significant Accounting Policies (continued)

Income taxes – Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 9 for additional details.

Cash and cash equivalents – Cash and cash equivalents consist of cash and highly-liquid investments with initial maturities of 90 days or less.

As of December 31, 2012, $1,002,000 of the Company's cash balance was held with the Company's clearing agent in interest-bearing accounts. The remaining cash and cash equivalent balance of $19,773,000 was held at other financial institutions and may exceed federally insured limits.

Due from clearing agent – The Company's customers' transactions are introduced to the clearing agent for execution, clearance, and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. The amount due from clearing agent represents amounts receivable in connection with the clearance of customer securities transactions. The Company believes that all amounts are collectible and, therefore, has not recorded an allowance for doubtful accounts. No amounts were written off as a result of nonpayment of amounts due from clearing agent during the year ended December 31, 2012.

Property and equipment – Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Commissions receivable from customers – Commissions receivable from customers represent revenue earned for research services provided to customers. Amounts due from customers are recorded at the invoiced amount and do not bear interest. As of December 31, 2012, $85,000 was due to the Company from customers. No reserve for bad debts was considered necessary at December 31, 2012.

Note 1 – General Information and Significant Accounting Policies (continued)

Receivables from noncustomers – Receivables from noncustomers relate to transactions derived from investment banking activity. Amounts due from noncustomers are recorded at the invoiced amount and do not bear interest. The Company continually evaluates these receivables for collectability. At December 31, 2012, the Company recorded a $50,000 reserve for bad debts, based on trends in the current business environment. Historically, the Company has successfully collected the originally invoiced amounts.

Subsequent event evaluation – Subsequent events are events or transactions that occur after the date of the statement of financial condition, but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statement does not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition, but arose after that date and before the financial statement is issued.

The Company has evaluated subsequent events through February 27, 2013, which is the date the financial statement was issued.

Note 2 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis.

Note 3 – Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-l, of $14,937,000, which was $14,333,000 in excess of its required net capital of $604,000. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1 at December 31, 2012.

Note 4 – Profit Sharing Plans

The Company has two qualified profit sharing and 401(k) plans (the Plans). Eligible employees may make voluntary contributions to the Plans up to 100% of their total compensation within the IRS guidelines. The Company matches 25% of the employee's contribution up to 4% of total compensation. In addition, the Company may make annual profit sharing contributions.

Note 5 – Leases

The Company has noncancelable operating leases, which expire at various dates during the next three years, including leased premises for its Portland, Boston, Stamford, San Francisco, New York, and Beijing operations, and for equipment leases.

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2012 are as follows:

Year ending December 31,	2013	$ 1,429,000
	2014	533,471
	2015	391,948
	2016	387,520
	2017	369,010
	Thereafter	353,214
		$ 3,464,163

Note 6 – Stock Option Plan

In 2008, in conjunction with the Corporate Reorganization, the 2008 Equity Incentive Plan (the Plan) was adopted by Holdings. A total of 683,404 shares of common stock was reserved for the grant of stock options to employees. Options granted pursuant to the Plan may be either incentive stock options as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options, at the discretion of the Board. Under the Plan, options generally vest over four years. Options granted under the Plan must be exercised within three months of the optionee's termination of employment and within ten years of the date of the grant. Option prices are equal to the greater of the fair market value of the shares at the date of grant or $12.13.

On August 3, 2011, 258,500 nonqualified stock options were issued under the Plan, at a weighted average exercise price of $12.13. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. During 2012, 8,000 stock options were forfeited and at December 31, 2012, there were 250,500 unexercised, fully vested nonqualified stock options outstanding under the Plan.

Note 6 – Stock Option Plan (continued)

The following assumptions were used by management when the options were granted. The dividend yield is based on no historical dividends. The expected volatility of 35% is based on an index of comparative broker stocks. The risk-free interest rate of 2.19% is based on the U.S. Treasury yield curve in effect at the date of grant for periods corresponding with the expected lives of the options granted.

The expected option lives represent the period of time that options are expected to be outstanding giving consideration to vesting schedules and estimated exercise and forfeiture patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of stock options that have no vesting restrictions and are fully transferable. Additionally, the model requires the input of highly subjective assumptions. Because Holdings' stock options have characteristics significantly different from those of publicly-traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, management considers the fair value of the stock options to be a sensitive and highly subjective accounting estimate.

Note 7 – Concentration of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions, and are generally collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2012, no liability was recorded. All balances were subsequently settled in the normal course of business within the three-day settlement period.

Note 8 – Commitments and Contingencies

Litigation – The Company is involved in various legal actions in the normal course of its business. In the opinion of management, based in part on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position, results of operations, or liquidity of the Company.

Note 8 – Commitments and Contingencies (continued)

Letter of credit – The Company has two standby letters of credit with a bank for performance under two leases for office space in the amount of $125,415.

Note 9 – Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2012 are as follows:

		2012
Deferred tax assets		
Property, plant, and equipment	$	27,000
Allowance for bad debt		20,000
Share-based compensation		40,000
Oregon business energy tax credit		129,000
Total deferred tax assets		216,000
Deferred tax liabilities		
Property, plant, and equipment		-
Prepaid expenses		(197,000)
Total deferred tax liabilities		(197,000)
Net deferred tax asset	$	19,000

The Company is a single member LLC, treated as a division of Holdings for federal, state, and local income tax purposes. The federal, state, and local income taxes related to the Company will be paid to the various tax authorities by Holdings. Since the Company funds the payment of these taxes from its operations, the Company has provided for income taxes on these stand-alone financial statements.

The Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. The Company considered the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, the Company believes it is more likely than not that they will realize the benefits of these deductible differences. As of December 31, 2012, the Company has not recorded any valuation allowance on deferred tax assets.

Note 9 – Income Taxes (continued)

As of December 31, 2012, the Company had no unrecognized tax benefits. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. The Company files consolidated U.S. federal and state income tax returns, which are subject to examination by the taxing authorities for years 2009 and later.

During 2010, the Company purchased two State of Oregon Business Energy Tax Credits (BETC's) from an unrelated party. The aggregate five-year credit amounts are $538,000, and are effective for the tax years 2009 through 2013 and 2010 through 2014. The Company paid $392,000 for the BETC's. The $146,000 difference between the BETC amount and the cash payment will be amortized as a reduction to income tax expense on a pro-rata basis as the credits are utilized to offset Oregon tax.

Note 10 – Property and Equipment

Property and equipment consisted of the following at December 31, 2012:

Furniture and equipment	$ 3,040,000
Leasehold improvements	1,647,000
	4,687,000
Less accumulated depreciation and amortization	(3,349,000)
	$ 1,338,000

Note 11 – Notes Receivable from Employees

As of December 31, 2012, a receivable from an employee in the amount of $17,000 represented a bonus advance to one employee to assist in the funding of taxes related to a grant of Holdings stock. This receivable was paid in full in January 2013.

Note 12 – Receivable from Related Parties

As of December 31, 2012 and 2011, $637,000 and $125,000, respectively, represent amounts due from JLM Pacific Epoch (JLM), a subsidiary company of Holdings that was acquired in May 2011. These are amounts paid directly to third party vendors on behalf of JLM for various operating expenses incurred since being acquired by Holdings.